Exhibit 10.1

August 10, 2024

Mr. Franco Fogliato

Dear Franco,

It is with great pleasure that I confirm our offer to appoint you as Chief Executive Officer of Fossil Group, Inc. (“Fossil” or the “Company”), reporting to the Company’s Board of Directors (the “Board”), and operating out of our corporate office in Richardson, Texas. Upon effectiveness of the appointment, you will be a member of Fossil’s executive leadership team. You will be considered an “officer” under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as an “Executive Officer” of Fossil pursuant to Rule 3b-7 of the Exchange Act. In connection with your appointment as Chief Executive Officer, you will also be appointed as a member of the Board.

This letter details your base salary, bonus opportunity, annual equity opportunity, joining compensation and eligibility for other benefits. It also lays out the conditions of your employment with Fossil. This offer is contingent on your acceptance no later than August 12, 2024. If you accept our offer, you agree to start in your new role no later than September 30, 2024 (such date or the first day of employment with Fossil prior thereto, the “Effective Date”).

1.            Base Salary

$1,100,000 per annum ($91,667 per month).

Your salary will be paid in accordance with the Company’s payroll practices, currently bi-weekly, which are subject to change from time-to-time at the discretion of the Company and will be paid less withholding and deductions authorized under applicable law.

Performance reviews are typically conducted in March. Any merit increases for which you may be eligible would be determined at that time. In connection with your 2024 performance review, you will be eligible for a merit increase in 2025, in the discretion of the Board or the Compensation and Talent Management Committee of the Board (the “Committee”).

2.            Incentive Compensation

You will be eligible to participate in the Company’s 2020 Cash Incentive Plan, referred to as our Excellence Bonus Program, as it may be amended from time to time (the "AIP"), a cash incentive program under which your payout is based on Fossil’s financial performance, subject to its terms and conditions. Your target bonus will be 130% of your salary actually paid during the fiscal year (or a salary amount otherwise determined by the Committee). The actual bonus payout may range from 0% of target for performance below established thresholds to 200% of target for maximum performance, with performance components, measures and target values to be established by the Board or the Committee.

901 S. Central Expressway • Richardson, Texas 75080 • 972.234.2525

Any AIP bonus is paid within three months of the end of the Company’s fiscal year, and you must be an employee in good standing with the Company on the AIP bonus payment date in order to be eligible to receive any such AIP bonus payment. If you resign your employment or are terminated for “Cause," you are not eligible for this bonus for the fiscal year in which you provide the required notice of your intent to resign your employment (or resign without notice) or your employment is terminated, as applicable. For the purposes of this letter, termination for “Cause” is defined in the Addendum. If prior to the completion of a Performance Period, your employment is terminated by reason of your death or Total and Permanent Disability, then you shall receive the Incentive Compensation that would have been payable to you for such Award, based on Target Achievement (capitalized terms as defined in the AIP).

In addition, the Board has adopted a Compensation Recovery Policy for executive officers of the Company, which you must sign and return coincident with your acceptance of this offer.

3.            Equity Compensation

Your compensation package includes an annual equity grant, to be granted in a fixed proportion of different equity vehicles, which may include restricted stock units ("RSUs") and performance restricted stock units ("PRSUs"), and/or other equity vehicles under the Company’s 2024 Long-Term Incentive Plan, as determined annually by the Committee in its discretion. You will be eligible for your first annual equity grant in 2025 in the discretion of the Committee and normally granted in April, subject to your continued employment from the Effective Date until the grant date. The current mix of equity vehicles for your role is 50% RSUs and 50% PRSUs. Currently, PRSUs vest one-third per year on the anniversary of the grant date and may vest between 0 to 200% of target shares depending on performance; and RSUs vest one third each year over three years beginning on the first anniversary of the grant date, in each case, subject to your continued employment or other service with the Company from the grant date to each applicable vesting date. The number of PRSUs and RSUs you receive may be a fixed number or may be based on the price of the Company’s stock on the date of grant. The grant value and vehicle mix of any future equity grants will be determined based on your position, performance, time in job and other criteria Fossil determines in its discretion, which are subject to change. All equity awards are subject to approval by the Committee.

You are subject to the terms and conditions of the grant agreements, including, but not limited to, the provisions relating to claw back of equity gains in certain post-employment scenarios. Notwithstanding anything to the contrary in this letter, the terms of the Fossil Group, Inc. 2024 Long-Term Incentive Plan (as it may be amended from time to time, the "Stock Plan") and related grant agreements, as they may be changed from time to time, are controlling.

Notwithstanding the terms and conditions of your grant agreements for any RSUs and PRSUs, any RSUs granted to you more than one year before a termination of your employment by the Company without Cause (as defined below) or by you for Good Reason (as defined in the Addendum) shall become 100% vested upon such termination and any PRSUs granted to you more than one year before any termination of your employment by the Company without Cause (as defined in the attached Addendum) or by you for Good Reason (as defined in the attached Addendum) shall remain outstanding and eligible to vest at the same time such award would have vested had you remained employed, subject to the attainment of any applicable performance conditions. Any vesting under this paragraph is subject your compliance with the terms and conditions of any restrictive covenants (e.g., non-competition, non-investment in a company competitor, non-solicitation of company employees and customers and nondisclosure of confidential company information). The provisions of this paragraph will supersede the provisions of any grant agreement for RSUs or PRSUs granted at any time during your employment.

4.            Special New Hire Compensation

Cash

You will receive a gross sign-on cash bonus of $1,100,000 to be paid within six weeks of the Effective Date, subject to your continued employment from the Effective Date until the payment date and subject to normal tax withholding. In accepting our offer, you agree that, if you provide notice of your intent to resign your employment without Good Reason (or resign without notice) or if your employment is terminated by the Company for “Cause,” as defined in the Addendum (i) at any time within 12 months of your Effective Date, you will repay the full cash value of $1,100,000; or (ii) at any time after 12 months until the second anniversary of the Effective Date, you will repay fifty percent (50%) of the sign-on cash bonus in the amount of $550,000. Any repayment of this gross sign-on bonus required hereunder must occur within one (1) month of your termination date.

Inducement RSU Grant

Fossil will grant you an award of 1,500,000 RSUs (the “Inducement RSUs”), subject to the terms and conditions of an award agreement by and between you and Fossil. Such grant shall be made on the 15th day of the first month following the calendar quarter in which the Effective Date occurs. The Inducement RSUs will vest fifty percent (50%) on the first anniversary of the date of grant and fifty percent (50%) on the second anniversary of the date of grant, in each case, subject to your continued employment or other service with the Company from the grant date to each applicable vesting date.

Annual cash incentive plan

Notwithstanding the Company’s actual performance under the AIP for the Company’s 2024 fiscal year and any applicable payment terms thereunder, you will receive a bonus payment of $1,000,000 in lieu of any actual performance payment for which you would otherwise be eligible to receive under the 2024 fiscal year AIP. You must be an employee in good standing with the Company on the normal Company AIP bonus payment date in order to be eligible to receive any such bonus payment, as determined by the Committee in its discretion. The bonus payable pursuant to this paragraph will be paid on the same date as the AIP payment date to the Company’s other executive officers for the Company’s 2024 fiscal year performance or March 31, 2025, whichever date occurs first.

5.            Severance

If the Company terminates your employment involuntarily for any reason other than for "Cause" (e.g., position elimination) or if you resign for “Good Reason”, each as defined in the attached Addendum, and subject to compliance with the Restrictive Covenants set forth in Section 4 in the attached Addendum, you will be eligible to receive (i) eighteen (18) months of base salary; and (ii) a pro-rated portion of your AIP bonus to be paid on the regular payout date of any AIP bonus which was earned and payable for the fiscal year in which the date of termination occurs (and is actually paid to Fossil employees for such fiscal year) based on Fossil’s financial performance, as established by the Board or the Committee and (iii) payment on the regular payout date of any AIP bonus which was earned and payable for the fiscal year prior to the fiscal year in which your date of termination occurs (and is actually paid to Fossil employees for such fiscal year) based on Fossil’s financial performance, as established by the Board or the Committee, which has not been paid to you as of your date of termination, provided that your date of termination is after the end of the fiscal year during which such AIP bonus is earned. The cash severance payable pursuant to this paragraph is subject to and in accordance with the terms, conditions and restrictions set forth (including with regard to the time and form of payment) of the Company’s severance agreement for executive officers. To receive separation pay, you will be required to promptly execute, following the Effective Date, the Company’s form of severance agreement. This agreement, among other things, will include restrictions substantially similar to those provided in the Addendum on your ability to compete with the Company and solicit Company employees, customers and vendors.

6.            Retirement

Upon your voluntary resignation from the Company after attaining age 55 with not less than ten (10) completed years of service with the Company and its affiliates, your voluntary resignation will be deemed a “Retirement,” as such term is defined in applicable award agreements, as amended, provided that you continue to comply with the terms and conditions of any restrictive covenants (e.g., non-competition, non-investment in a company competitor, non-solicitation of company employees and customers and nondisclosure of confidential company information), and provided further, that any such awards shall be subject to the terms and conditions of the applicable award agreements and the Stock Plan.

7.            Section 409A of the Internal Revenue Code

It is expressly intended and contemplated that this letter comply with the provisions of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the applicable guidance thereunder ("Section 409A") and that the payments hereunder will either be exempt from Section 409A or will comply with the provisions of Section 409A. This letter will be administered and interpreted in a manner consistent with this intent, and, notwithstanding any provision of this letter to the contrary, in the event that the Company determines that any amounts payable hereunder would be immediately taxable to you under Section 409A, the Company reserves the right (without any obligation to do so or to indemnify you for failure to do so) to amend this letter to satisfy Section 409A or be exempt therefrom (which amendment may be retroactive to the extent permitted by Section 409A).

Notwithstanding any other provision of this letter, if you are a "specified employee" within the meaning of Treas. Reg. §1.409A-1(i)(1), then the payment of any amount or the provision of any benefit under this letter which is considered deferred compensation subject to Section 409A shall be deferred for six (6) months after your "separation from service" or, if earlier, the date of your death to the extent required by Section 409A(a)(2)(B)(i) (the "409A Deferral Period"). In the event payments are otherwise due to be made in installments or periodically during the 409A Deferral Period, the payments which would otherwise have been made in the 409A Deferral Period shall be accumulated and paid in a lump sum on the Company’s first standard payroll date that arises on or after the 409A Deferral Period ends, and the balance of the payments shall be made as otherwise scheduled. For purposes of any provision of this letter providing for reimbursements to you, such reimbursements shall be made no later than the end of the calendar year following the calendar year in which you incurred such expenses, and in no event shall the unused reimbursement amount during one calendar year be carried over into a subsequent calendar year. For purposes of this letter, you shall not be deemed to have terminated employment unless you have a "separation from service" within the meaning of Treas. Reg. § 1.409A-1(h). All rights to payments and benefits under this letter shall be treated as rights to receive a series of separate payments and benefits to the fullest extent allowed by Section 409A. In no event shall any liability for failure to comply with the requirements of Section 409A be transferred from you or any other individual to the Company or any of its affiliates, employees or agents.

8.            Section 280G of the Internal Revenue Code

Notwithstanding any other provision of this offer letter or any other plan, arrangement or agreement to the contrary, in the event that any payment or benefit received or to be received by you pursuant to this offer letter or otherwise (“Payments”) would constitute a “parachute payment” within the meaning of Section 280G of the Code and but for this Section 8, be subject to the excise tax imposed by Section 4999 of the Code, any successor provisions, or any comparable federal, state, local or foreign excise tax (“Excise Tax”), then such Payments will be either provided in full pursuant to the terms of this offer letter or any other applicable arrangement or agreement, or provided as to such lesser extent that would result in no portion of such Payments being subject to the Excise Tax (“Reduced Amount”), whichever of the foregoing amounts, taking into account the applicable federal, state, local and foreign income, employment and other taxes and the Excise Tax (including any interest or penalties on such taxes), results in the receipt by you, on an after-tax basis, of the greatest amount of payments and benefits provided for hereunder or otherwise, notwithstanding that all or some portion of such Payments may be subject to the Excise Tax. If your payments or benefits are delivered to a lesser extent in accordance the above, then your aggregate benefits will be reduced in a manner that maximizes your economic position. In applying this principle, the reduction will be made in a manner consistent with the requirements of Section 409A, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts will be reduced on a pro rata basis but not below zero. Unless you and the Company otherwise agree in writing, any determination required under this Section 8 will be made by an independent advisor designated by the Company and reasonably acceptable to you (“Independent Advisor”), whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required under this Section 8, the Independent Advisor may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code; provided that Independent Advisor will assume that you pay all taxes at the highest marginal rate. The Company will bear all costs that the Independent Advisor may incur in connection with any calculations contemplated by this Section 8.

9.            Benefits

The Company agrees to pay or reimburse reasonable and documented legal fees incurred by you in connection with the negotiation of this offer letter, up to a maximum of $10,000 (ten thousand dollars). Your other major benefits will include medical, dental, vision, retirement savings, life insurance, short- and long-term disability, employee discount program, 15 business days of vacation per calendar year, and floating holidays and volunteer time off, as generally provided by the Company to employees at a comparable level in accordance with the plans, practices and programs of the Company, and subject to your satisfaction of applicable eligibility requirements. These benefits are subject to change from time-to-time in the discretion of the Company. We are enclosing a summary of benefits highlighting these programs in your Fossil Benefit Highlights.

The Company will also reimburse you, up to $25,000 per year for the 2025 and 2026 tax years, for your documented tax filing preparation expenses. Each of the foregoing reimbursements are subject to your continued employment with the Company through the date of your filing with the appropriate taxing jurisdictions for each respective tax year.

10.          Relocation

Following the Effective Date and your establishment of a permanent residence (purchase or rental) in the Dallas-Fort Worth, Texas area, you will be eligible to receive a payment of $250,000, subject to normal tax withholding, for relocation and other related housing expenses. Should you provide notice of your intent to resign your employment (or resign without notice) at any time within 24 months of your Effective Date, or if your employment is terminated for “Cause,” as defined in the Addendum, Fossil may require you to repay relocation expenses. You will be required to sign a repayment agreement prior to receiving the payment under this paragraph.

11.          Confidentiality

The Company believes strongly in respecting the proprietary rights of third parties and expects each of its employees to honor their confidentiality obligations to former employers. Accordingly, we expect you to fully comply with any and all obligations you may have, including non-compete, non-solicitation and confidentiality obligations.

By accepting this offer, you are confirming your representation to the Company that you are not subject to any existing non-compete obligations with your current or former employer that would prevent you from commencing employment with the Company on the Effective Date without restriction or penalty. Further, you are confirming your representation that you are currently in compliance with any non-solicitation obligation(s) you have with respect to your current or former employer and that you have not had any discussions with anyone or referred any individuals to the Company in violation of those obligations. The Company does not want, and specifically instructs you not to violate any non-compete or non-solicitation obligations you may have with respect to your current and former employers and to maintain in confidence, and not destroy, delete or alter, information that is confidential and/or proprietary to your current and former employers. As a reminder, we are offering you this position based upon your talent and the skills you have acquired throughout your career.

As an employee of the Company, and as a part of this offer, you will be subject to the various policies set forth in the attached Addendum, as well as those set forth in the Fossil Benefit Highlights that accompanies this offer. Such policies include, but are not limited to, the following:

• Compensation Recovery Policy;

• Notice of Intent to Terminate Employment;

• Post-Employment Restrictions;

• Code of Conduct and Ethics;

• Code of Ethics for Senior Financial Officers;

• Confidentiality and Non-Solicitation; and

• Other Terms and Conditions of Employment.

By accepting this offer, you are also expressly accepting and agreeing to be bound by and adhere to the Company policies set forth in the attached Addendum and in the packet of materials that accompany this offer letter. This letter, along with the documents attached hereto or referred to herein, constitute the entire agreement and understanding between you and the Company with respect to your employment, and supersedes all prior discussions, promises, negotiations and agreements (whether written or oral) between you and the Company.

We are excited at the prospect of your joining us. This letter and the documents provided herewith constitute the Company’s entire offer. As you review this offer, please feel free to contact me with any questions. To accept the offer, and acknowledge you are not relying on any promise or representation that is not contained in this letter, please sign in the space below and return one of the attached copies to me no later than August 12, 2024. Execution and delivery of this letter by facsimile, .pdf or other electronic signature shall be legal, valid and binding for all purposes.

Sincerely,

/s/ James Webb
James Webb
Chief People Officer
Fossil Group, Inc.

Agreed and accepted by:

/s/ Franco Fogliato	August 10, 2024
Franco Fogliato	Date

ADDENDUM

COMPANY POLICIES & CONDITIONS OF EMPLOYMENT

As an employee of the Company, you will be subject to the following policies. Please sign the acknowledgement at the end noting your understanding and agreement.

1.            Compensation Recovery Policy

The Board has adopted a Compensation Recovery Policy affecting all performance-based compensation that the Company pays to its executive officers. You agree that you remain subject to this repayment policy and that it may change from time-to-time as the Committee deems appropriate and/or as is required by law.

2.            Executive Stock Ownership Policy

The Board has implemented a stock ownership policy for executive offices, which policy may be amended by the Board at any time. The current stock ownership policy for the chief executive officer position is six times (6x) your base salary. While there is no required date to achieve the guideline, you must retain fifty percent (50%) of net shares acquired of Company stock, upon vesting or exercise, until the guideline is met. As an executive officer and Section 16(b) officer you will be required to obtain pre-approval of all Fossil stock transactions from the Fossil Legal Department.

3.            Notice of Intent to Terminate Employment

If at any time you elect to terminate your employment with the Company, including a valid retirement from the Company, you agree to provide six (6) months’ advance written notice of your intent to terminate your employment and such notice shall be provided via email to the Chairman of the Board and Global Human Resources Officer of Fossil. Such notice shall include, if applicable, the identity of the prospective employer or entity, your proposed title and duties with that business, person or enterprise, as well as the proposed starting date of that employment or consulting services. After you have provided your required notice, you will continue to be an employee of the Company. Your duties and other obligations as an employee of the Company will continue and you will be expected to cooperate in the transition of your responsibilities. The Company shall, however, have the right in its sole discretion to direct that you no longer come to work or to shorten the notice period. Nothing herein alters your status as an employee at-will. The Company reserves all legal and equitable rights to enforce the advance notice provisions of this paragraph. You acknowledge and agree that your failure to comply with the notice requirements set forth in this paragraph shall result in: (i) the Company being entitled to an immediate injunction, prohibiting you from commencing employment elsewhere for the length of the required notice, (ii) the Company being entitled to claw back any bonus paid to you, (iii) the forfeiture of any unpaid bonus as of your last day of employment with the Company, and (iv) any unvested equity awards and any vested but unexercised stock option awards held by you shall be automatically forfeited on your last day of employment with the Company.

4.            Post-Employment Restrictions

(a) Non-Competition. You are prohibited from, directly or indirectly, counseling, advising, consulting for, becoming employed by or providing services in any capacity to a “competitor” (as defined below) of the Company or any of its operating divisions, brands (including brands licensed currently or within the past two years), subsidiaries or affiliates (collectively, the “Fossil Group”) during your employment and for a twelve (12) month period beginning on your last day of employment with the Company (the “Restricted Period”) in any geographic location in which the Company has operations, sales or conducts marketing during your employment (“Restricted Geography”).

“Competitor” includes: the companies, together with their respective subsidiaries, parent entities, and all other affiliates as set forth on Exhibit A, attached hereto. In the event the Company terminates your employment for any reason (other than for “Cause,” as defined below), and the Company, at its sole discretion, elects to enforce its right to enjoin you from joining a competitor at any time during the Restricted Period, including prohibiting you from engaging in any of the activities prohibited by this Section 4(a), the Company may, in its sole discretion, compensate you at your most recent base salary, subject to usual withholdings, to be paid on normal pay cycles, during the remainder of the Restricted Period. The foregoing payments would be made to you solely to the extent that severance or other termination payments are not paid to you during the remainder of the Restricted Period. Nothing herein shall impact or limit your right to receive any severance payments and benefits pursuant to the terms of your offer letter, except that it is expressly understood and agreed that (i) you will not be entitled to receive payments pursuant to this paragraph during any period you are receiving severance or other termination payments and (ii) your receipt of any severance or other termination payments shall not impact the Company’s right to enforce its rights under this Section 4(a) or otherwise.

You agree that if you are offered and desire to accept employment with, or provide consulting services to, another business, person or enterprise, including, but not limited to, a “competitor,” during the Restricted Period, you will promptly inform Fossil’s Global Human Resources Officer, in writing, of the identity of the prospective employer or entity, your proposed title and duties with that business, person or enterprise, and the proposed starting date of that employment or consulting services. You also agree that you will inform that prospective employer or entity of the terms of these provisions. Failure to abide by the requirements of this Section 4(a) will also be deemed a failure to provide the required advance written notice set forth above under Notice of Intent to Terminate Employment.

(b) Non-Solicitation. You agree that during the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, without the prior written consent of the Company, hire or attempt to hire, employ or solicit for employment, consulting or other service, any officer, employee or agent of Fossil Group (each, a “Protected Person”), or encourage, persuade or induce any Protected Person to terminate, diminish or otherwise alter such Protected Person’s relationship with Fossil Group.

(c) Non-Interference. During the Restricted Period, you will not, directly or indirectly, whether alone or in association with or for the benefit of others, whether as an employee, owner, stockholder, partner, director, officer, consultant, advisor or otherwise, assist, attempt to or encourage (i) any vendor, supplier, customer or client of, or any other person or entity in a business relationship with Fossil Group to terminate, reduce, limit or otherwise alter such relationship, whether contractual or otherwise, (ii) any prospective vendor, supplier, customer or client not to enter into a business or contractual relationship with Fossil Group or (iii) to impair or attempt to impair any relationship, contractual or otherwise, between Fossil Group and any vendor, supplier, customer or client or any other person or entity in a business relationship with Fossil Group.

(d) Remedies. You acknowledge that compliance with this Section 4 is necessary to protect the business, good will and proprietary and confidential information of the Fossil Group and that a breach or threatened breach of any provision in Section 4 will irreparably and continually damage Fossil Group, for which money damages may not be adequate. Accordingly, in the event that you breach any provision in Section 4, you will forfeit any remaining earned but unpaid bonus and the Company shall be entitled to claw back any bonus paid to you. In addition, the Company will be entitled to preliminarily or permanently enjoin you from violating Section 4 in order to prevent the continuation of such harm.

(e) Reasonableness of Restrictions. You acknowledge: (i) that the scope and duration of the restrictions on your activities under Section 4 are reasonable and necessary to protect the legitimate business interests, goodwill and confidential and proprietary information of Fossil Group; (ii) that Fossil Group does business worldwide and, therefore, you specifically agree that, in order to adequately protect Fossil Group, the scope of the restrictions in this provision is reasonable; and (iii) that you will be reasonably able to earn a living without violating the terms of these provisions.

(f) Judicial Modification. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable, the remainder of such covenants and parts thereof shall not thereby be affected and shall be given full effect, without regard to the invalid portion. If any court of competent jurisdiction determines that any of the covenants in Section 4, or any part of them, is invalid or unenforceable because of the geographic or temporal scope of such provisions, such court shall reduce such scope to the minimum extent necessary to make such covenants valid and enforceable. You agree that in the event that any court of competent jurisdiction finally holds that any provision of Section 4 constitutes an unreasonable restriction against you, such provision shall not be rendered void but shall apply to such extent as such court may judicially determine constitutes a reasonable restriction under the circumstances.

5.            Other Terms and Conditions of Employment

If you accept the Company’s offer, our relationship is "employment-at-will." That means you are free, at any time, for any reason, to end your employment with the Company and that the Company may do the same, subject to the advance notice requirements set forth above under Notice of Intent to Terminate Employment and the other terms and conditions of this offer letter. You hereby represent and warrant that you are not currently, and have never been, the subject of any allegation or complaint of harassment, discrimination, retaliation, or sexual or other misconduct in connection with prior employment or otherwise, and have not been a party to any settlement agreement or nondisclosure agreement relating to such matters (the “Representations”).

For the purposes of this letter, termination for “Cause” means a determination by the Company that your employment should be terminated for any of the following reasons: (i) your violation of the Company’s Code of Conduct and Ethics or Code of Ethics for Senior Financial Officers, employee guides, or any other written policies or procedures of the Company, (ii) your violation of any of the Company’s policies regarding sexual harassment and misconduct, (iii) your indictment, conviction of, or plea of guilty or nolo contendere to, a felony or a crime involving moral turpitude, (iv) your willful or grossly negligent breach of your duties, (v) any act of fraud, embezzlement or other similar dishonest conduct, (vi) any act or omission that the Company determines could have a material adverse effect on the Company, including without limitation, its reputation, business interests or financial condition, (vii) your failure to follow the lawful directives of your supervisor, (viii) your breach of this offer letter or any other written agreement between you and the Company or any of its affiliates, or (ix) your breach of the Representations set forth in this Section 5 above or the Restrictive Covenants set forth in Section 4 above. Provided, however, that for a determination by the Company that your employment should be terminated pursuant to (i), (iv), (vi), (vii) or (ix) above, you shall have the opportunity, if curable, to remedy such determination within 30 days of written notice to you, via email.

For any dispute arising between the parties regarding or relating to this letter and/or any aspect of your employment, the parties hereby consent to the exclusive jurisdiction in the state and Federal courts located in Dallas, Texas. This Agreement will be construed and enforced in accordance with the laws of the state of Texas, without regard to conflicts of laws principles.

You have “Good Reason” to resign your employment in accordance with the following sentence after the occurrence of one or more of the following without your express written consent: (i) a material diminution by the Company of your base salary; provided, however, that, a reduction of base salary that (combined with all prior reductions) totals ten percent (10%) or less and also applies to substantially all other similarly situated employees of the Company will not be grounds for “Good Reason”; (ii) a material reduction of your authority, duties, or responsibilities relative to your authority, duties, or responsibilities in effect immediately prior to such reduction, provided, however, that continued employment following a Change in Control (as defined below) with substantially the same responsibility with respect to the Company’s business and operations will not constitute “Good Reason” (for example, “Good Reason” does not exist if you are employed by the Company with substantially the same responsibilities with respect to the Company’s business that you had immediately prior to the Change in Control (as defined below) regardless of whether your title is revised to reflect your placement within the overall corporate hierarchy or whether you provide services to a subsidiary, affiliate, business unit or otherwise); (iii) the relocation of your principal work location(s) to a facility or a location more than fifty (50) miles from your prior work location; or (iv) the Company’s material breach of its offer letter with you or any other written agreement between you and the Company. In order for your resignation to be for Good Reason, you must not terminate employment with the Company without first providing the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within sixty (60) days of your awareness of the initial existence of the grounds for “Good Reason” and a cure period of thirty (30) days following the date of written notice (the “Cure Period”), such grounds must not have been cured during such time, and you must resign within thirty (30) days following the end of the Cure Period.

For purposes of this addendum, “Change in Control” shall have the same meaning given to such term in the Fossil Group, Inc. 2024 Long-Term Incentive Plan.

Our agreement regarding employment-at-will may not be changed, except specifically in writing signed by both the Chairman of the Board and you. However, the Company may in its discretion add to, discontinue, or change compensation, duties, reporting lines, Company committees, benefits and policies. Nothing in the preceding two sentences shall be construed as diminishing the financial obligations of either of the parties hereunder, including, without limitation, the Company’s obligations to pay salary, bonus, equity compensation, severance etc., pursuant to the pertinent provisions set forth above. All payments made hereunder are subject to the usual withholdings required by law. In the event of a breach by you of any provision of this offer letter and/or any of the Company policies which are included herewith, you agree to reimburse the Company for any and all reasonable attorney’s fees and expenses related to the enforcement of this agreement, including, but not limited to, the claw back of gains specified hereunder.

Our offer of employment is contingent on the following:

•Formal ratification of this agreement by the Committee;

•Formal appointment to your positions by the Board;

•Completion of satisfactory references;

•Your passing a credit/background check and verification of your identity and authorization to be employed in the United States;

•Your returning a signed copy of this offer letter by August 12, 2024;

•Your agreement to be bound by, and adhere to, all of the Company’s policies in effect during your employment with the Company, including, but not limited to, Compensation Recovery Policy, Code of Conduct and Ethics, Code of Ethics for Senior Financial Officers and our Confidentiality and Non-Solicitation Agreement; and

•The terms and conditions of individual equity award agreements.

Agreed and accepted by:

/s/ Franco Fogliato	August 10, 2024
Franco Fogliato	Date

Competitor List

(as of the Effective Date)

Citizen Watch Co.

E. Gluck Corporation

Movado Group, Inc.

Seiko Group Corporation

The Swatch Group

Timex Group